EXHIBIT 99.1

Endeavour Silver Announces Q4 2025 Financial Results; Earnings Call at 10AM PST (1PM EST) Today

VANCOUVER, British Columbia, Feb. 27, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three months and year ended December 31, 2025. All dollar amounts are in US dollars ($).

“2025 was a transformative year for Endeavour, marked by robust production growth, record revenues and key strategic milestones that have propelled the Company forward,” said Dan Dickson, Chief Executive Officer. “The successful commissioning of Terronera, the acquisition of Kolpa and the sale of Bolañitos Mine have not only enhanced the Company’s asset portfolio but also positioned it for sustained growth and long-term success.”

“With a strong balance sheet, Endeavour has the financial flexibility to advance its strategic objectives and continue prioritizing progress at the Pitarrilla project by allocating resources to exploration, technical studies and economic evaluations, which will further unlock value across the Company’s development pipeline.”

Full Year 2025 Highlights

  Significant Year-Over-Year Production Growth: In 2025, the Company produced 6,486,661 ounces (“oz”) of silver and 37,164 oz of gold. Including base metal production, total silver equivalent (“AgEq”)(1) production reached 11.2 million ounces, marking a 48% increase over 2024, driven by output from the newly commissioned Terronera mine and the acquired Kolpa mine.
  Record Revenue Driven by Higher Sales Volumes and Strong Realized Prices: Revenue totaled $467.5 million in 2025 from the sale of 6,562,106 oz of silver and 43,430 oz of gold at average realized prices of $40.73 per oz silver and $3,591 per oz gold, a 115% increase compared to 2024, driven by higher metals prices and 36% more silver ounces sold.
  Strong Mine Operating Cash Flow: $156.3 million in mine operating cash flow before taxes(2) and $51.5 million in operating cash flow before working capital(2) changes, representing a significant increase compared to $72.3 million and $27.2 million, respectively, in 2024.
  Solid Cash Position: $215.4 million in cash as of December 31, 2025.
  Terronera Declared Commercial Production: Commercial production at Terronera commenced on October 1, 2025 (see news release dated October 16, 2025 here). During the fourth quarter of 2025, Terronera processed 154,180 tonnes, and produced 352,002 ounces of silver and 8,148 ounces of gold with average recoveries of 82.6% and 72.5%, respectively.
  Completed Acquisition of Minera Kolpa: On May 1, 2025, the Company completed the acquisition of Kolpa, including a $50 million bought deal equity financing, which funded the cash component of the acquisition (see news release dated April 16, 2025 here). Additionally, the Company commenced payments on the $35 million copper stream with Versamet Royalties Corporation (see news release dated May 1, 2025 here).
  Definitive Agreement to Sell Bolañitos: The Company entered into a definitive agreement to sell the Bolañitos mine to Guanajuato Silver Company Ltd. (“Guanajuato Silver”) for $30 million in cash and $10 million in Guanajuato Silver shares, plus up to US$10 million in contingent consideration payable upon achieving certain production milestones at the Bolañitos mine. The sale closed in January 2026.
  Completed US$350 Million Convertible Notes Offering: On December 4, 2025, the Company closed a $350 million convertible senior notes offering and repaid the majority of its third-party debt. Remaining funds will be used to advance Pitarrilla and for general corporate purposes (see news release dated December 4, 2025 here).
  Further Advancement of Pitarrilla: The Company has further advanced the project with a focus on exploration and technical studies. During the year, $6.2 million was incurred on exploration costs and $2.8 million for evaluation and non-capital expenditures to advance Pitarrilla.

Operating & Financial Overview

Three Months Ended December 31			Q4 2025 Highlights	Twelve Months Ended December 31
2025	2024	% Change		2025	2024	% Change
			Production
2,030,206	824,529	146%	Silver ounces produced	6,486,661	4,471,824	45%
13,785	9,075	52%	Gold ounces produced	37,164	39,047	(5%)
5,750	-	-	Lead tonnes produced	14,917	-	-
3,034	-	-	Zinc tonnes produced	9,016	-	-
3,767,713	1,550,529	143%	Silver equivalent ounces produced(1)	11,206,378	7,595,584	48%
19.05	13.68	39%	Cash costs per silver ounce(2)	17.34	12.99	34%
32.05	21.00	53%	Total production costs per ounce(2)	28.17	19.70	43%
41.19	27.33	51%	All-in sustaining costs per ounce (2)	31.52	23.88	32%
551,010	165,591	233%	Processed tonnes	1,464,590	781,439	87%
164.21	152.44	8%	Direct operating costs per tonne(2)	152.79	140.98	8%
207.91	209.49	(1%)	Direct costs per tonne(2)	202.30	192.51	5%
			Financial
172.6	42.2	309%	Revenue from operations ($ millions)	432.8	217.6	99%
1,879,936	654,519	187%	Silver ounces sold	6,321,785	4,645,574	36%
12,614	8,343	51%	Gold ounces sold	36,336	38,522	(6%)
54.83	31.56	74%	Realized silver price per ounce	40.73	27.39	49%
4,283	2,647	62%	Realized gold price per ounce	3,591	2,397	50%
-	-	-	Pre-operating production revenue ($ millions)	34.8	-	-
-	-	-	Pre-operating production silver equivalent ounces sold(1)	807,841	-	-
(23.8)	1.0	(2,421%)	Net earnings (loss) ($ millions)	(119.1)	(31.5)	(278%)
4.8	4.8	(1%)	Adjusted net earnings (loss) ($ millions)(2)	(6.7)	8.0	(184%)
46.6	7.7	505%	Mine operating earnings ($ millions)	82.8	42.1	97%
71.7	13.1	447%	Mine operating cash flow before taxes ($ millions)(2)	156.3	72.3	116%
15.1	5.8	162%	Operating cash flow before working capital changes(2)	51.5	27.2	89%
11.7	4.4	166%	EBITDA ($ millions)(2)	(17.7)	10.0	(276%)
41.1	8.6	377%	Adjusted EBITDA ($ millions)(2)	95.1	52.7	80%
146.4	78.8	86%	Working capital ($ millions) (2)	146.4	78.8	86%
			Shareholders
(0.08)	0.00	(100%)	Earnings (loss) per share – basic ($)	(0.42)	(0.13)	(223%)
0.02	0.02	0%	Adjusted earnings (loss) per share – basic ($)(2)	(0.02)	0.03	(167%)
0.05	0.02	150%	Operating cash flow before working capital changes per share(2)	0.18	0.11	64%
294,635,507	252,169,924	17%	Weighted average shares outstanding	283,078,337	242,181,449	17%
(1) Silver equivalent (AgEq) is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s annual financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Q4 2025 results

Throughput for the fourth quarter was 551,010 tonnes, higher than the 165,591 tonnes processed during the same period in 2024, primarily due to the contribution of 154,180 tonnes from Terronera and 198,830 tonnes from Kolpa. Throughput was also higher at Guanaceví with 104,380 tonnes compared to 58,798 tonnes in 2024, as production was lower following the trunnion failure in August 2024 until December 2024. Although Terronera made a meaningful contribution to the Company in Q4 2025, throughput at Terronera during the fourth quarter was impacted by several disruptions related to the start up of new operations. Electrical disruptions impacted the consistency of throughput, and the Company has launched a number of initiatives to improve the operability and efficiency of the plant.

Direct operating costs per tonne(2) in Q4 2025 increased by 8% to $164.21 compared to Q4 2024, predominantly caused by the appreciation of the Mexican peso relative to the US dollar at the Company’s Mexican operations and the addition of Terronera, which at $222.57 per tonne experienced higher direct operating costs per tonne, partially offset by the addition of Kolpa, which at $121.50 per tonne lowered the consolidated average. High direct operating costs per tonne at Terronera were driven by lower than planned throughput and higher ramp up costs incurred during the first quarter of commercial operations.

Consolidated cash costs per silver ounce in Q4 2025(2), net of by-product credits, increased by 39% to $19.05 due to a substantial change in the production profile. Higher costs per silver ounce at Bolañitos and Guanaceví were partially offset by the contribution of Kolpa, with cash costs of $11.42 per oz, and Terronera’s cash costs of $4.76 per oz.

All-In-Sustaining Costs (“AISC”)(2) per silver oz in Q4 2025 increased by 51% to $41.19. This increase was driven by the addition of Terronera which at $65.70 per silver oz incurred substantially higher AISC than the consolidated average, predominantly due to higher sustaining capital expenditures during its first quarter of operations, along with higher corporate general and administrative expenses, including the revaluation of deferred share units driven by the increase in the Company’s share price. Terronera AISC includes capital expenditures of $16.3 million. This capital investment includes one-time investments related to a new mining operation.

In Q4 2025, the Company’s mine operating earnings were $46.6 million (Q4 2024 – $7.7 million) with revenue of $172.6 million (Q4 2024 – $42.2 million) and cost of sales of $126.0 million (Q4 2024 – $34.5 million). The higher revenue and cost of sales were driven by the addition of Kolpa and Terronera, in addition to higher realized metal prices.

The realized silver price(2) was $54.83 per oz for the quarter, 74% higher than the same period in 2024, and the realized gold price was $4,283 per oz, 62% higher than the same period in 2024. Royalty expenses increased due to higher production and higher metal prices, including special mining duty taxes recognized during the quarter.

In Q4 2025, the Company generated operating earnings of $34.6 million (Q4 2024 – operating loss of $0.5 million) after exploration, evaluation and development costs of $6.7 million (Q4 2024 – $6.1 million) and general and administrative expenses of $4.9 million (Q4 2024 – $1.9 million). The increase in general and administrative expenses was primarily driven by a higher revaluation of cash-settled deferred share units resulting from the increase in the Company’s share price during the quarter.

The loss before taxes for Q4 2025 was $25.0 million (Q4 2024 – loss of $1.6 million) after finance costs of $11.9 million (Q4 2024 – $0.4 million), a foreign exchange loss of $0.1 million (Q4 2024 – foreign exchange gain of $0.4 million), net losses on derivative contracts of $45.2 million (Q4 2024 – $1.9 million). These losses on derivative contracts incurred during the quarter were primarily derived from the loss on revaluation of the gold forward swap contracts of $25.4 million (Q4 2024 – $0.5 million gain) and silver collar contracts of $17.0 million (Q4 2024 – $ nil), as well as a $9.8 million loss on a revaluation of the copper stream liability (Q4 2024 – $ nil), partially offset by a $0.6 million gain on Mexican peso forward contracts (Q4 2024 – loss of $2.4 million) and a $6.2 million gain on the compound derivative in the convertible note. Also contributing to the loss before taxes were investment and other losses of $2.5 million (Q4 2024 – investment and other income of $0.7 million). The Company realized a net loss for the period of $23.8 million (Q4 2024 – net earnings of $1.0 million) after recognizing an income tax recovery of $1.2 million (Q4 2024 – income tax recovery of $2.7 million).

Full Year 2025 results

Throughput for the year was 1,464,590 tonnes, higher than the 781,439 tonnes processed during 2024, primarily due to the contribution of 154,180 tonnes from Terronera and 513,478 tonnes from Kolpa. Throughput was also higher at Guanaceví with 402,992 tonnes compared to 353,793 tonnes in 2024, as production was lower following the trunnion failure in the second half of 2024.

For the year ended December 31, 2025, direct operating costs per tonne increased to $152.79, 8% higher than 2024, primarily due to the addition of Terronera, which operated at higher unit costs during its first quarter of commercial production, and inflationary cost pressures, partially offset by the addition of Kolpa, which operated at costs below the consolidated average.

Consolidated cash costs per silver oz, net of by-product credits, increased by 34% to $17.34 in 2025 compared to 2024, driven by higher underlying operating costs and a lower volume of by-product sales from Bolañitos, partially offset by the contribution of lower cash cost per silver oz from Kolpa and Terronera and higher silver ounces produced. Higher cash costs at Bolañitos and Guanaceví were predominantly caused by higher royalties, larger volume and higher costs of purchased material in addition to the appreciation of the Mexican peso against the US dollar.

AISC per silver oz increased by 32% to $31.52 compared to 2024, driven by higher underlying consolidated cash costs, higher sustaining capital expenditures mainly due to the ramp up of Terronera, and higher corporate general and administrative costs, including share-based compensation revaluations as noted above, partially offset by higher production volumes.

For the year ended December 31, 2025, the Company’s mine operating earnings were $82.8 million (2024 – $42.1 million) from revenue of $467.5 million (2024 – $217.6 million) with cost of sales of $384.7 million (2024 – $175.6 million). Both revenue and cost of sales were higher compared to 2024 primarily due to the addition of Kolpa and Terronera. Revenue has increased due to higher realized metal prices, with the silver price at $40.73 per oz for the year, 49% higher than the prior year and the gold price at $3,591 per oz, 50% higher than 2024, driving significantly higher silver revenues. Cost of sales has also increased due to the impact of higher prices on underlying royalties and purchased ore, as well as inflation and the appreciation of the Mexican peso against the US dollar.

The Company had operating earnings of $35.7 million (2024 – $8.3 million) after exploration, evaluation and development costs of $23.4 million (2024 – $19.4 million), general and administrative expenses of $23.3 million (2024 – $14.2 million) and acquisition-related costs associated with Kolpa. Exploration and evaluation costs were higher than the prior year due to increased activities at Pitarrilla and Kolpa. General and administrative expenses were higher than the prior year due to a larger impact of the revaluation of cash-settled deferred share units based on the Company’s share price.

Loss before tax was $104.9 million (2024 – loss before tax of $22.0 million) after finance costs of $14.5 million (2024 – $1.5 million), loss on derivative contracts of $126.2 million (2024 – $30.6 million), a foreign exchange gain of $0.3 million (2024 – loss of $5.5 million), investment and other loss of $0.2 million (2024 – $7.2 million), and other non-operating items. Finance costs were higher in 2025 than 2024 primarily due to the expense of borrowing costs related to Terronera following the commercial production declaration on October 1, 2025, which were previously capitalized. The derivative loss arose primarily from the revaluation of gold forward swap contracts, silver collars, copper stream liability, and senior convertible notes redemption derivative. Investment and other income was lower in 2025 compared to 2024 due to lower interest income from cash balances, and changes in the value of marketable securities. The Company realized a net loss for the year of $119.1 million (2024 – net loss of $31.5 million) after an income tax expense of $14.2 million (2024 – $9.5 million).

Mexico Update

Following recent security concerns in Mexico, and temporary blockades in the Jalisco area, operations at Terronera were temporarily paused to ensure safety of our employees. Normal operations were resumed on Wednesday, February 25, 2026. Management continues to monitor the situation and will respond accordingly.

This news release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Conference Call

Management will host a conference call to discuss the Company’s Q4 2025 financial results today, at 10:00am Pacific (PST)/ 1:00pm Eastern (EST).

Date:	Friday, February 27, 2026

Time:	10:00am Pacific (PST) / 1:00pm Eastern (EST)

Telephone:	Canada & US +1-833-752-3348 International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658 International +1-412-317-0088 Access code is 2019594

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information
Allison Pettit
Vice President, Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the December 31, 2025, MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the December 31, 2025 MD&A available on SEDAR+ at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in millions of US dollars	As at December 31, 2025	As at December 31, 2024

Current assets	$423.2	$157.6
Current liabilities	276.8	78.9
Working capital surplus	$146.4	$78.8

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	(23.8)	($1.0)	($119.1)	($31.5)
Unrealized foreign exchange (Gain) loss	(0.5)	1.6	(4.4)	5.4
Reversal of inventory write-down to net realizable value	(2.4)	-	(2.4)	-
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	29.2	1.9	110.2	30.6
Acquisition costs	-	-	3.6	-
Change in fair value of investments	0.8	0.6	-	1.8
Change in fair value of cash settled DSUs	1.5	(0.3)	5.5	1.8
Adjusted net earnings (loss)	$4.8	$4.8	($6.7)	$8.0
Basic weighted average share outstanding	294,635,507	252,169,924	283,078,337	242,181,449
Adjusted net earnings (loss) per share	$0.02	$0.02	($0.02)	$0.03

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Mine operating earnings per financial statements	$46.6	$7.7	$82.8	$42.1
Share-based compensation	0.2	0.1	0.5	0.3
Depreciation	24.9	5.3	73.0	29.9
Mine operating cash flow before taxes	$71.7	$13.1	$156.3	$72.3

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
(except for per share amounts)	2025	2024	2025	2024
Cash from (used in) operating activities per financial statements	$15.5	($4.9)	$67.4	$19.1
Net changes in non-cash working capital per financial statements	0.3	(10.6)	16.0	(8.1)
Operating cash flow before working capital changes	$15.1	$5.8	$51.5	$27.2
Basic weighted average shares outstanding	294,635,507	252,169,924	283,078,337	242,181,449
Operating cash flow before working capital changes per share	$0.05	$0.02	$0.18	$0.11

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	($23.8)	$1.0	($119.1)	($31.5)
Depreciation – cost of sales	24.9	5.3	73.0	29.9
Depreciation – exploration, evaluation and development	0.1	0.3	0.5	0.8
Depreciation – general & administration	0.1	0.1	0.4	0.4
Finance costs	11.6	0.3	13.3	0.9
Current income tax expense	11.6	(0.2)	36.6	12.9
Deferred income tax expense (recovery)	(12.8)	(2.5)	(22.4)	(3.4)
EBITDA	$11.7	$4.4	($17.7)	$10.0
Share based compensation	0.8	0.4	3.9	3.2
Unrealized foreign exchange (gain) loss	(0.5)	1.6	(4.4)	5.4
Reversal inventory write-down to net realizable value	(2.4)	-	(2.4)	-
Gain (loss) on derivatives, copper stream and contingent liabilities revaluations	29.2	1.9	110.2	30.6
Change in fair value of investments	0.8	0.6	-	1.8
Change in fair value of cash settled DSUs	1.5	(0.3)	5.5	1.8
Adjusted EBITDA	$44.1	$8.6	$95.1	$52.7
Basic weighted average shares outstanding	294,635,507	252,169,924	283,078,337	242,181,449
Adjusted EBITDA per share	$0.14	$0.03	$0.34	$0.22

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in millions of US dollars	Three Months Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$30.4	$28.0	$11.1	$22.5	$92.0
Purchase of the third-party material	-	(10.6)	-	(0.9)	(11.5)
Smelting and refining costs included in revenue	1.0	-	0.4	2.5	3.8
Opening finished goods	(0.1)	(5.5)	(0.5)	(0.6)	(6.8)
Closing finished goods	3.0	8.6	0.5	0.8	12.9
Direct operating costs	34.3	20.5	11.5	24.2	90.5
Purchase of the third-party material	-	10.6	-	0.9	11.5
Royalties	1.2	6.9	0.2	0.6	9.0
Special mining duty (1)	-	2.0	1.0	0.5	3.6
Direct costs	35.5	40.1	12.7	26.2	114.6
By-products sales	(31.2)	(11.9)	(10.9)	(19.3)	(73.4)
Opening by-products inventory fair market value	0.3	2.3	0.7	0.5	3.8
Closing by-products inventory fair market value	(3.0)	(3.2)	(0.7)	(0.6)	(7.5)
Cash costs net of by-products	1.6	27.3	1.8	6.8	37.5
Depreciation	7.1	7.8	1.9	8.2	24.9
Share-based compensation	0.1	-	-	-	0.2
Opening finished goods depreciation	-	(1.7)	(0.1)	(0.1)	(1.9)
Closing finished goods depreciation	0.5	1.8	-	0.2	2.4
Total production costs	$9.2	$35.2	$3.6	$15.1	$63.0

Expressed in millions of US dollars	Three Months Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$14.0	$11.4	$-	$25.4
Purchase of the third-party material	-	(4.2)	-	-	(4.2)
Smelting and refining costs included in revenue	-	-	0.5	-	0.5
Opening finished goods	-	(1.7)	(0.7)	-	(2.4)
Closing finished goods	-	5.4	0.5	-	5.9
Direct operating costs	-	13.5	11.7	-	25.2
Purchase of the third-party material	-	4.2	-	-	4.2
Royalties	-	3.6	0.1	-	3.7
Special mining duty (1)	-	0.2	1.4	-	1.6
Direct costs	-	21.5	13.2	-	34.7
By-products sales	-	(4.9)	(17.3)	-	(22.2)
Opening by-products inventory fair market value	-	1.1	1.5	-	2.6
Closing by-products inventory fair market value	-	(3.2)	(0.8)	-	(4.0)
Cash costs net of by-products	-	14.5	(3.4)	-	11.1
Depreciation	-	3.1	2.3	-	5.4
Share-based compensation	-	-	0.1	-	0.1
Opening finished goods depreciation	-	(0.5)	(0.2)	-	(0.7)
Closing finished goods depreciation	-	1.2	0.1	-	1.3
Total production costs	$-	$18.3	($1.1)	$-	$17.2

Expressed in millions of US dollars	Three Months Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	154,180	104,380	93,620	198,830	551,010
Payable silver ounces	334,850	874,921	160,647	596,781	1,967,199

Cash costs per silver ounce	$4.76	$31.18	$11.18	$11.42	$19.05
Total production costs per ounce	$27.49	$40.19	$22.23	$25.30	$32.05
Direct operating costs per tonne	$222.57	$196.45	$122.84	$121.50	$164.21
Direct costs per tonne	$230.35	$383.98	$136.00	$131.93	$207.91

Expressed in millions of US dollars	Three Months Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	58,798	106,793	-	165,591
Payable silver ounces	-	716,641	100,651	-	817,292

Cash costs per silver ounce	$-	$20.25	($33.11)	$-	$13.68
Total production costs per ounce	$-	$25.50	($11.03)	$-	$21.00
Direct operating costs per tonne	$-	$230.50	$109.46	$-	$152.44
Direct costs per tonne	$-	$365.23	$123.73	$-	$209.49

Expressed in millions of US dollars	Year Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$30.4	$102.8	$44.1	$65.6	$242.9
Purchase of the third-party material	-	(30.9)	-	(2.5)	(33.4)
Smelting and refining costs included in revenue	1.0	-	1.6	5.5	8.1
Opening finished goods	(0.1)	(5.4)	(0.5)	(0.6)	(6.6)
Closing finished goods	3.0	8.6	0.5	0.8	12.9
Direct operating costs	34.3	75.0	45.8	68.7	223.8
Purchase of the third-party material	-	30.9	-	2.5	33.4
Royalties	1.2	26.8	0.8	1.2	30.0
Special mining duty (1)	-	5.4	2.4	1.3	9.1
Direct costs	35.5	138.2	48.9	73.7	296.3
By-products sales	(31.2)	(47.6)	(51.5)	(53.2)	(183.6)
Opening by-products inventory fair market value	0.3	3.2	0.8	0.5	4.8
Closing by-products inventory fair market value	(3.0)	(3.2)	(0.7)	(0.6)	(7.5)
Cash costs net of by-products	1.6	90.5	(2.5)	20.4	110.0
Depreciation	7.1	28.9	10.2	21.0	67.1
Share-based compensation	0.1	0.2	0.1	0.1	0.5
Opening finished goods depreciation	-	(1.2)	(0.1)	(0.1)	(1.4)
Closing finished goods depreciation	0.5	1.8	-	0.2	2.4
Total production costs	$9.2	$120.2	$7.7	$41.5	$178.6

Expressed in millions of US dollars	Year Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$82.9	$41.6	$-	$124.5
Purchase of the third-party material		(14.4)	-		(14.4)
Smelting and refining costs included in revenue	-	-	2.0	-	2.0
Opening finished goods	-	(7.1)	(0.7)	-	(7.8)
Closing finished goods	-	5.4	0.5	-	5.9
Direct operating costs	-	66.8	43.4	-	110.2
Purchase of the third-party material	-	14.4	-	-	14.4
Royalties	-	20.5	0.4	-	20.9
Special mining duty (1)	-	2.3	2.7	-	5.0
Direct costs	-	104.0	46.5	-	150.5
By-products sales	-	(32.5)	(59.9)	-	(92.4)
Opening by-products inventory fair market value	-	2.9	0.6	-	3.5
Closing by-products inventory fair market value	-	(3.2)	(0.8)	-	(4.0)
Cash costs net of by-products	-	71.2	(13.6)	-	57.6
Depreciation	-	19.5	10.4	-	29.9
Share-based compensation	-	0.2	0.1	-	0.3
Opening finished goods depreciation	-	(1.5)	(0.2)	-	(1.7)
Closing finished goods depreciation	-	1.2	0.1	-	1.3
Total production costs	$-	$90.6	($3.2)	$-	$87.4

Expressed in millions of US dollars	Year Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	154,180	402,992	393,940	513,478	1,464,590
Payable silver ounces	334,850	3,903,332	578,959	1,523,145	6,340,286

Cash costs per silver ounce	$4.76	$23.19	($4.35)	$13.38	$17.34
Total production costs per ounce	$27.49	$30.80	$13.34	$27.24	$28.17
Direct operating costs per tonne	$222.57	$186.16	$116.19	$133.74	$152.79
Direct costs per tonne	$230.35	$342.81	$124.21	$143.51	$202.30

Expressed in millions of US dollars	Year Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	353,793	427,646	-	781,439
Payable silver ounces	-	4,007,140	431,214	-	4,438,354

Cash costs per silver ounce	$-	$17.78	($31.47)	$-	$12.99
Total production costs per ounce	$-	$22.62	($7.43)	$-	$19.70
Direct operating costs per tonne	$-	$188.71	$101.49	$-	$140.98
Direct costs per tonne	$-	$293.90	$108.63	$-	$192.51
(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in millions of US dollars	Three Months Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.6	$27.3	$1.8	$6.8	$37.5
Operations share-based compensation	0.1	-	-	-	0.2
Corporate general and administrative	1.8	2.6	0.9	(1.0)	4.2
Corporate share-based compensation	0.3	0.2	-	0.2	0.7
Reclamation - amortization/accretion	0.1	0.2	-	0.1	0.3
Mine site expensed exploration	0.7	0.4	0.1	1.7	2.9
Equipment loan payments	1.2	-	-	0.2	1.4
Capital expenditures sustaining	16.3	6.4	2.9	8.3	33.9
All-In-Sustaining Costs	$22.0	$37.0	$5.8	$16.2	$81.0
Acquisition costs					-
Growth exploration, evaluation and development					3.6
Growth capital expenditures					5.0
All-In-Costs					$89.6

Expressed in millions of US dollars	Three Months Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$14.5	($3.4)	$-	$11.1
Operations share-based compensation	-	-	0.1	-	0.1
Corporate general and administrative	-	0.9	0.7	-	1.6
Corporate share-based compensation	-	0.1	0.1	-	0.2
Reclamation - amortization/accretion	-	0.1	0.1	-	0.2
Mine site expensed exploration	-	0.4	0.2	-	0.6
Equipment loan payments	-	-	0.0	-	0.0
Capital expenditures sustaining	-	7.2	1.3	-	8.5
All-In-Sustaining Costs	$-	$23.2	($0.9)	$-	$22.3
Growth exploration, evaluation and development					5.2
Growth capital expenditures					37.3
All-In-Costs					$64.8

Expressed in millions of US dollars	Three Months Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	154,180	104,380	93,620	198,830	551,010
Payable silver ounces	334,850	874,921	160,647	596,781	1,967,199
Silver equivalent production (ounces)	1,003,822	1,117,703	379,632	1,266,557	3,767,713

All-in-Sustaining cost per ounce	$65.70	$42.31	$35.95	$27.19	$41.19

Expressed in millions of US dollars	Three Months Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	58,798	106,793	-	165,591
Payable silver ounces	-	716,641	100,651	-	817,292
Silver equivalent production (ounces)	-	928,557	621,972	-	1,550,529

All-in-Sustaining cost per ounce	$-	$32.40	($8.78)	$-	$27.33

Expressed in millions of US dollars	Year Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.6	$90.5	($2.5)	$20.4	$110.0
Operations share-based compensation	0.1	0.2	0.1	0.1	0.5
Corporate general and administrative	1.8	8.9	3.3	6.0	19.9
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	0.3	1.3	0.5	0.9	3.0
Reclamation - amortization/accretion	0.1	0.6	0.3	0.2	1.1
Mine site expensed exploration	0.7	1.2	0.8	4.2	7.0
Equipment loan payments	1.2	-	-	0.4	1.6
Capital expenditures sustaining	16.3	19.6	10.4	14.1	60.4
All-In-Sustaining Costs	$22.0	$122.4	$12.8	$42.6	$199.8
Acquisition costs					3.6
Growth exploration, evaluation and development					15.4
Growth capital expenditures					108.8
All-In-Costs					$327.7

Expressed in millions of US dollars	Year Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$71.2	($13.6)	$-	$57.6
Operations share-based compensation	-	0.2	0.1	-	0.3
Corporate general and administrative	-	7.4	3.6	-	11.0
Corporate share-based compensation	-	1.9	0.9	-	2.8
Reclamation - amortization/accretion	-	0.4	0.3	-	0.7
Mine site expensed exploration	-	1.1	1.2	-	2.3
Equipment loan payments	-	0.2	0.3	-	0.5
Capital expenditures sustaining	-	22.9	7.9	-	30.8
All-In-Sustaining Costs	$-	$105.3	$0.7	$-	$106.0
Growth exploration, evaluation and development					16.1
Growth capital expenditures					164.6
All-In-Costs					$286.7

Expressed in millions of US dollars	Year Ended December 31, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	154,180	402,992	393,940	513,478	1,464,590
Payable silver ounces	334,850	3,903,332	578,959	1,523,145	6,340,286
Silver equivalent production (ounces)	1,003,822	5,014,826	1,829,957	3,357,774	11,206,378

All-in-Sustaining cost per ounce	$65.70	$31.37	$22.06	$27.99	$31.52

Expressed in millions of US dollars	Year Ended December 31, 2024
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	353,793	427,646	-	781,439
Payable silver ounces	-	4,007,140	431,214	-	4,438,354
Silver equivalent production (ounces)	-	5,124,557	2,471,027	-	7,595,584

All-in-Sustaining cost per ounce	$-	$26.29	$1.47	$-	$23.88

Reconciliation of Sustaining Capital and Growth Capital

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Capital expenditures sustaining	$33.9	$8.5	$60.4	$30.8
Growth capital expenditures	5.0	37.3	108.8	164.6
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$38.8	$45.8	$169.2	$195.4

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Mine site expensed exploration	$2.9	$0.6	$7.0	$2.3
Growth exploration, evaluation and development	3.6	5.2	15.4	16.1
Total exploration, evaluation and development	6.5	5.8	22.4	18.4
Exploration, evaluation and development depreciation	0.1	0.3	0.5	0.8
Exploration, evaluation and development share-based compensation	0.1	0.1	0.5	0.2
Exploration, evaluation and development expense	$6.6	$6.2	$23.3	$19.4

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Gross silver sales	$103.1	$20.7	$267.3	$127.3
Silver ounces sold	1,879,936	654,519	6,562,106	4,645,574
Realized silver price per ounce	$54.83	$31.56	$40.73	$27.39
1) inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months ended December 31, 2025 and 240,321 oz during the Year ended December 31, 2025

Expressed in millions of US dollars	Three Months Ended December 31		Year Ended December 31
	2025	2024	2025	2024
Gross gold sales	$54.0	$22.1	$156.0	$92.4
Gold ounces sold	12,614	8,343	43,430	38,522
Realized gold price per ounce	$4,283	$2,647	$3,591	$2,397
1) inclusive of 6,368 oz of gold from pre-operating production at Terronera during three months ended December 31, 2025 and 7,094 oz during the Year ended December 31, 2025

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding expected operating and efficiency improvements, the Company’s strategic objectives, areas of priority, plans at Pitarrilla, the planned allocation of resources, use of proceeds, Endeavour’s ability to unlock value across the Company’s development pipeline and deliver long-term value for its stakeholders, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.